FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

SUN MEDIA CORPORATION

(Translation of registrant’s name into English)

333 King Street East,

Toronto, Ontario M5A 3X5 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No  ☒

Quarterly Report for the Period Ending

September 30, 2010 of

SUN MEDIA CORPORATION

Filed in this Form 6-K

Documents index

1.	Quarterly report for the period ending September 30, 2010 for Sun Media Corporation

SUN MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THIRD QUARTER 2010

COMPANY PROFILE

Sun Media Corporation (“Sun Media” or the “Company”), a newspaper publishing company, is a subsidiary of Quebecor Media Inc. (“Quebecor Media”), itself a subsidiary of Quebecor Inc. Sun Media publishes 193 publications across Canada in urban and community markets. The Urban Daily Group consists of eight paid daily newspapers, and three weekly publications as well as Sun Media’s distribution business, Messageries Dynamiques. In addition, the Urban Daily Group operates six free daily publications, 24 Hours in Toronto, Ottawa, Calgary, Edmonton and Vancouver and 24 Heures in Montreal. The Community Newspaper Group includes Sun Media’s other publications, including nine paid daily community newspapers and 167 weekly newspapers, weekly shopping guides and agricultural and other specialty publications.

The following Management’s Discussion and Analysis covers the main activities of the Company in the third quarter of 2010 and the major changes from the last financial year. The unaudited financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and all amounts are in Canadian dollars unless otherwise indicated. For a discussion of the principal differences between Canadian GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) as they relate to Sun Media’s unaudited financial statements, see Note 12 to the Company’s unaudited financial statements for the three and nine months ended September 30, 2010. This Management’s Discussion and Analysis should be read in conjunction with the information in the Annual Report of the Company (Form 20-F) for the year ended December 31, 2009 which is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

HIGHLIGHTS SINCE THE END OF THE SECOND QUARTER

•	Advertising revenues in the Urban Daily Group grew by 2.4% over the prior year, representing the second consecutive quarter of year over year growth.

•	Launched four free weekly community newspapers during the quarter, for a total of eight new publications launched in the Province of Quebec since the end of 2009.

NON-GAAP FINANCIAL MEASURE

In its analysis of operating results, Sun Media uses the supplemental financial measure operating income. Sun Media defines operating income as net income before amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations, equity loss on investments and income taxes. Operating income, and ratios using this measure, are not required by or recognized under Canadian GAAP or U.S. GAAP. Operating income is not intended to be a measure that should be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses; it should not be considered in isolation as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Operating income is used by Sun Media because management believes it is a meaningful measure of performance commonly used in the publishing industry and by the investment community to analyze and compare companies. Operating income has limitations as an analytical tool, including:

•	it does not reflect financial expenses, including interest payments, or the cash required to pay interest and other financial expenses;

•	it does not reflect income tax expense or the cash required to pay income taxes;

•

although amortization is a non-cash charge, the assets being amortized will often have to be replaced in the future, and operating income does not reflect cash requirements for such capital expenditures;

•	it does not reflect the cash required to pay expenses relating to Sun Media’s restructuring initiatives;

•	it does not reflect cash outlays for future contractual commitments; and

•	it does not reflect impairments or equity losses, including Sun Media’s equity losses in and advances to SUN TV News and SUN TV Company.

SUN MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS—(Continued)

THIRD QUARTER 2010

Sun Media’s definition of operating income may not be identical to similarly titled measures reported by other companies, limiting the usefulness of operating income as a comparative measure. Table 1 provides the reconciliation of net income to operating income under Canadian GAAP and the reconciliation of operating income to cash flows provided by operating activities under Canadian GAAP for the three and nine months ended September 30, 2010 and 2009.

Table 1

Reconciliation between the operating income measure used in this report and the net income and cash flows provided by operating activities measures used in the unaudited interim financial statements:

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Net income	$21.8	$15.5	$71.6	$45.7
Amortization	5.2	5.4	14.3	16.1
Financial expenses	7.9	7.8	23.0	26.6
Gain on valuation and translation of financial instruments	(0.9)	(0.6)	(2.8)	(2.0)
Restructuring of operations	0.7	2.5	4.2	5.2
Equity loss on investments	0.2	0.6	0.2	1.7
Income taxes	3.1	5.2	12.2	11.4

Operating income	$38.0	$36.4	$122.7	$104.7
Financial expenses	(7.9)	(7.8)	(23.0)	(26.6)
Restructuring of operations	(0.7)	(2.5)	(4.2)	(5.2)
Current income taxes	(1.7)	—	(9.6)	—
Amortization of financing costs and long-term debt discount	0.4	0.4	1.1	1.1
Net change in non-cash balances related to operating activities	(12.9)	13.3	(39.4)	15.6
Other	(0.4)	0.5	(0.4)	0.6

Cash flows provided by operating activities	$14.8	$40.3	$47.2	$90.2

2010/2009 THIRD QUARTER COMPARISON

Revenues: $188.5 million, a decrease of $0.1 million (0.1%).

•

Advertising revenues increased $0.7 million or 0.5% and circulation revenues decreased $2.4 million or 6.1%. Revenues from commercial printing, distribution and other sources increased $1.6 million or 11.2%.

•

Advertising revenues in the Urban Daily Group were 2.4% higher than last year due mainly to higher classified advertising revenue. Advertising revenues increased mainly in Quebec urban daily newspapers. Advertising revenues from the free dailies increased 7.7% partly due to enhancements made to the Toronto 24 Hours newspaper.

•

Advertising revenues in the Community Newspaper Group and other operations decreased 3.3%, with the biggest portion of the decline resulting from advertising softness in the Quebec and Ontario regions.

•	Circulation revenues decreased $2.4 million or 6.1% due to lower average paid circulation in most of the urban daily newspapers.

SUN MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS—(Continued)

THIRD QUARTER 2010

Operating expenses: $150.5 million, a decrease of $1.7 million (1.1%).

•	Labour expenses decreased 9.5%, newsprint expense increased 24.4% and all other operating expenses increased 1.4%.

•	Labour expenses decreased $6.3 million in the quarter primarily due to:

•	higher labour tax credits of $3.2 million recognized in the quarter; and

•	savings in commissions and benefits.

•	Newsprint expense increased $3.6 million in the quarter due to higher newsprint prices compared to the prior period.

•	Other operating expenses increased $1.0 million in the quarter primarily due to:

•	reversal of a $1.0 million bad debt provision in the prior year;

•	higher delivery costs due to new publications launched in 2010;

Partially offset by:

•	lower Quebecor Media management fees of $0.9 million.

Operating income: $38.0 million, an increase of $1.6 million (4.3%).

•	Operating income increased primarily due to:

•	higher labour tax credits recognized in the quarter;

•	savings in commissions and benefits;

•	lower Quebecor Media management fees of $0.9 million;

Partially offset by:

•	a decrease in the revenues of the Community Newspaper Group;

•	higher newsprint expense;

•	reversal of a $1.0 million bad debt provision in the prior year;

•	lower content costs as a result of discontinuing the Company’s membership with Canadian Press at the end of the second quarter of 2010.

Amortization: $5.2 million, a decrease of $0.2 million (4.5%).

•	Amortization decreased as certain long-lived assets were fully amortized by the end of 2009.

Financial expenses: $7.9 million, an increase of $0.1 million (0.1%).

Gain on valuation and translation of financial instruments: $0.9 million compared to $0.6 million in the third quarter of 2009, for a favourable variance of $0.3 million.

•	The change was due to:

•	a $8.6 million favourable variance in the loss on embedded derivatives and derivative instruments for which hedge accounting is not used;

Partially offset by:

•	a $8.0 million unfavourable variance on gain on foreign currency translation of financial instruments for which hedge accounting is not used; and

•	a $0.2 million unfavourable variance on gain on ineffective portion of fair value hedges.

Charge for restructuring of operations: $0.7 million, compared with $2.5 million in 2009.

•

Restructuring charges of $0.7 million were recorded for the three months ended September 30, 2010, mainly related to the elimination of positions, mainly resulting from production and back-office consolidation initiatives.

•

Restructuring charges of $2.5 million were recorded for the three months ended September 30, 2009 of which $1.9 million related to the elimination of positions mainly in the Community Newspaper Group as well as in the head

SUN MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS—(Continued)

THIRD QUARTER 2010

office. In addition, during the third quarter, contractual lease termination costs of $0.3 million were recorded as well as an impairment charge of $0.3 million related to certain machinery and equipment.

Income taxes: $3.1 million (effective tax rate of 12.5%) expense compared to $5.2 million (effective tax rate of 25.1%) in the same quarter of 2009.

•	The favourable variance of $2.1 million was mainly due to:

•	favourable tax impact of $4.3 million on non-taxable dividend income;

Partially offset by:

•	increase in income before taxes in the third quarter of 2010 of $4.3 million, resulting in an unfavourable impact of $1.0 million; and

•	unfavourable tax impact of $0.9 million related to the Company’s derivative financial instruments.

Net income: $21.8 million, compared with $15.5 million in the same quarter in 2009.

•	The increase of $6.3 million was mainly due to:

•	lower income taxes of $2.1 million;

•	lower charge for restructuring of operations of $1.8 million;

•	higher operating income of $1.6 million;

•	lower loss from equity investments of $0.4 million;

•	a favourable variance of $0.3 million in the gain on valuation and translation of financial instruments; and

•	lower amortization of $0.2 million.

2010/2009 THIRD QUARTER YEAR-TO-DATE COMPARISON

Revenues: $585.8 million, a decrease of $6.8 million (1.1%).

•

Advertising revenues decreased by $5.9 million or 1.4% and circulation revenues decreased $6.7 million or 5.5%. Revenues from commercial printing distribution and other sources increased $5.8 million or 14.4%.

•

Advertising revenues in the Urban Daily Group were 0.9% higher than last year due mainly to higher classified advertising revenue. Advertising revenues increased mainly in Quebec urban daily newspapers. Advertising revenues from the free dailies increased 2.0%.

•

Advertising revenues in the Community Newspaper Group and other operations decreased 5.3%, with the biggest portion of the decline resulting from advertising softness in the Quebec and Alberta regions.

•	Circulation revenues decreased by $6.7 million or 5.5% due to lower average paid circulation in most of the urban daily newspapers.

Operating expenses: $463.1 million, a decrease of $24.8 million (5.1%).

•	Labour expenses decreased 4.0%, newsprint expense decreased 8.3% and all other operating expenses decreased 5.2%.

•	Labour expenses decreased $8.0 million in the period primarily due to:

•	higher labour tax credits of $3.2 million recognized in the period;

•	savings from restructuring of operations initiatives;

•	savings in commissions and benefits;

Partially offset by:

•	reversal of $4.9 million of management bonuses accruals in the prior period; and

•	higher stock-based compensation expense of $0.6 million.

•	Newsprint expense decreased $4.7 million in the period substantially due to lower newsprint prices compared to the prior period.

SUN MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS—(Continued)

THIRD QUARTER 2010

•	Other operating expenses decreased $12.2 million in the period primarily due to:

•	savings as a result of strict cost containment initiatives, particularly in the areas of production, promotion, marketing and administration;

Partially offset by:

•	reversal of a $3.0 million bad debt provision in the prior comparative period.

Operating income: $122.7 million, an increase of $18.1 million (17.2%).

•	Operating income increased primarily due to

•	higher labour tax credits of $3.2 million recognized in the period;

•	lower newsprint expense;

•	savings as a result of strict cost containment initiatives, particularly in the areas of promotion, marketing and administration fees;

•	savings from restructuring of operations initiatives;

Partially offset by:

•	a $6.8 million decrease in total revenues;

•	reversal of $4.9 million of management bonus accruals in the prior period;

•	reversal of a $3.0 million bad debt provision in the prior comparative period; and

•	higher stock-based compensation of $0.6 million.

Amortization: $14.3 million, a decrease of $1.8 million (11.0%).

•	Amortization decreased as certain long-lived assets were fully amortized by the end of 2009.

Financial expenses: $23.0 million, a decrease of $3.6 million (13.5%).

•	Financial expenses decreased mainly due to:

•	lower variable interest rates on the Company’s Senior Notes; and

•	lower interest from the conversion of $49.5 million in Quebecor Media subordinated loans to Class A Common Shares in the second quarter of 2009.

Gain on valuation and translation of financial instruments: $2.8 million gain, compared to $2.0 million gain in the same period of 2009, for a favourable variance of $0.8 million.

•	The change was due to:

•	a $17.1 million favourable variance in the loss on embedded derivatives and derivative instruments for which hedge accounting is not used;

Partially offset by:

•	a $14.3 million unfavourable variance on gain on foreign currency translation of financial instruments for which hedge accounting is not used; and

•	a $2.0 million unfavourable variance on gain on ineffective portion of fair value hedges.

Charge for restructuring of operations: $4.2 million, compared with $5.2 million in 2009.

•

Restructuring charges of $4.2 million were recorded for the nine months ended September 30, 2010, substantially all related to the elimination of positions, mainly resulting from production and back-office consolidation initiatives.

•

Restructuring charges of $5.2 million were recorded for the nine months ended September 30, 2009 of which $4.6 million related to severances for employees in a number of publications including the Western region, Community Newspaper Group as well as in head office. In addition, during the third quarter of 2009, contractual lease termination costs of $0.3 million were recorded as well as an impairment charge of $0.3 million related to certain machinery and equipment.

SUN MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS—(Continued)

THIRD QUARTER 2010

Income taxes: $12.2 million (effective tax rate of 14.6%) expense compared to $11.4 million (effective tax rate of 20.0%) in the same period of 2009.

•	The unfavourable variance of $0.8 million was mainly due to:

•	increase in income before tax in the nine months ended September 30, 2010 of $26.7 million, resulting in an unfavourable tax impact of $7.0 million;

•	recognition of future income tax benefits on certain unrealized capital losses in the prior year resulting in an unfavourable impact of $1.9 million;

•	unfavourable tax impact of $2.5 million from derivative financial instruments;

Partially offset by:

•	favourable tax impact of $10.0 million on non-taxable dividend income.

Net income: $71.6 million, compared with $45.7 million in the same period in 2009.

•	The increase of $25.9 million was due to:

•	higher operating income of $18.0 million;

•	lower financial expenses of $3.6 million;

•	lower amortization of $1.8 million;

•	lower equity loss on investments of $1.5 million;

•	lower charge for restructuring of operations of $1.0 million;

•	higher gain on valuation and translation of financial instruments of $0.8 million;

Partially offset by:

•	higher income taxes of $0.8 million.

CASH FLOWS AND FINANCIAL POSITION

Operating Activities

Third Quarter of 2010

Cash flows provided by operating activities: $14.8 million in the third quarter of 2010, compared with $40.3 million in the same quarter of 2009.

•	The $25.5 million decrease was mainly due to:

•	negative net changes in non-cash balances related to operating activities of $26.3 million mainly related to the timing of payments;

•	higher current tax expense of $1.7 million;

Partially offset by:

•	lower restructuring of operations charges of $1.8 million; and

•	Increase in operating income of $1.6 million.

SUN MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS—(Continued)

THIRD QUARTER 2010

First Nine Months of 2010

Cash flows provided by operating activities: $47.2 million in the first nine months of 2010, compared with $90.2 million in the same period of 2009.

•	The $43.0 million decrease was mainly due to:

•	negative net changes in non-cash balances related to operating activities of $55.0 million mainly related to the timing of payments;

•	higher current tax expense of $9.6 million;

Partially offset by:

•	$18.1 million increase in operating income;

•	$3.6 million decrease in financial expenses; and

•	$1.0 million decrease in restructuring of operations charges.

•	During the three and nine months ended September 30, 2010, payments of $2.2 million and $9.8 million, respectively, were made in relation to restructuring initiatives implemented.

Working capital of Sun Media: $47.7 million at September 30, 2010, compared with $62.3 million at December 31, 2009. The unfavourable variance of $14.6 million was mainly due to a decrease in cash and cash equivalents of $53.2 million, a decrease in accounts receivable of $4.5 million and an increase in current taxes payable of $6.9 million, offset by a decrease in accounts payable and accrued liabilities of $50.1 million.

Investing Activities

•

Additions to property, plant and equipment and intangible assets: Decreased $2.2 million in the third quarter of 2010 to $4.0 million and decreased $2.0 million to $10.9 million on a year-to-date basis as compared to the prior year.

•

Tax consolidation transactions: On January 20, 2010, the Company entered into a tax consolidation transaction with Quebecor Media Printing Inc. (“Quebecor Media Printing”), a related company, whereby Quebecor Media Printing issued a subordinated loan in the amount of $590.0 million to Sun Media bearing interest at an annual rate of 11.0%. Concurrently, Sun Media used those proceeds to invest in $590.0 million of preferred shares issued by Quebecor Media Printing at a dividend rate of 11.25%. On September 15, 2010, the Company sold its investment in Quebecor Media Printing Preferred Shares for an amount of $590.0 million and used the proceeds to redeem its subordinated loan from Quebecor Media Printing for the same amount.

•

Acquisition of assets from a related company: On July 31, 2010, the Company entered into an asset purchase agreement with Canoe Inc., a company under common control. The net cash consideration paid by the Company was $2.6 million, net of working capital liabilities assumed of $0.4 million. The purchase price allocations were attributed mainly to intangible assets, including software. The excess of the purchase price over the net book value of $0.4 million was recorded as a reduction to contributed surplus.

Financing Activities

•	The decrease in long-term debt of $4.2 million in the nine months ended September 30, 2010 was mainly due to the following changes:

Cash adjustments:

•	mandatory and other principal debt repayments by Sun Media in the amount of $0.3 million.

Other non-cash adjustments:

•	$5.0 million favourable impact of foreign currency translation and fair value adjustments;

Partially offset by:

•	Amortization of financing costs and long-term debt discount of $1.1 million.

•

Assets and liabilities related to derivative financial instruments totaled a net liability of $90.6 million at September 30, 2010 compared with a net liability of $88.6 million at December 31, 2009, a net value increase of $2.0 million.

SUN MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS—(Continued)

THIRD QUARTER 2010

The variance was caused by a change in the fair value of the Company’s derivative financial instruments and by the unfavourable variance caused by the effect of foreign currency translation on derivative financial instruments.

•	During the nine months ended September 30, 2010, the Company made dividend payments of $127.0 million to its parent company, Quebecor Media.

Financial Position as of September 30, 2010

Total available liquidity: total available liquidity is $140.3 million, comprised of a revolving credit facility of $70.0 million, which was undrawn as of September 30, 2010, and cash and cash equivalents of $70.3 million.

Long-term debt: $244.3 million, compared with $248.5 million as of December 31, 2009, a decrease of $4.2 million (see “Financing Activities” above).

As of September 30, 2010, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as at that date, is as follows:

Table 2

Minimum principal amount on Sun Media’s long-term debt

12-month periods ending on September 30

(in millions of Canadian dollars)

2011	$0.4
2012	0.4
2013	246.3
2014	—
2015	—
2016 and thereafter	—

Total	$247.1

The weighted average term of Sun Media’s debt was approximately 2.3 years as of September 30, 2010 (3.1 years as of December 31, 2009). The debt comprises approximately 10.8% fixed-rate debt (10.9% as of December 31, 2009) and 89.2% floating-rate debt (89.1% as of December 31, 2009).

Management expects that the principal needs for cash relating to Sun Media’s existing operations will be to fund operating activities and working capital, capital expenditures, distributions to its shareholder, debt repayment and debt service. Management also believes that cash provided by operating activities and the available sources of financing should be sufficient to cover the Company’s principal cash requirements. Pursuant to its financing agreements, the Company is required to maintain certain financial ratios. The key covenants in these agreements include an interest coverage ratio and leverage ratio (long-term debt over operating income). As of September 30, 2010, the Company was in compliance with its required ratios.

ADDITIONAL INFORMATION

Contractual Obligations

As of September 30, 2010, material contractual obligations included capital repayment and interest on long-term debt and subordinated loan to Quebecor Media, obligations related to derivative financial instruments and operating lease arrangements. Table 3 is a summary of contractual obligations related to financial instruments. There is no material change during the third quarter of 2010 in operating lease arrangements compared to the disclosures in the Annual Report for the year ended December 31, 2009 (Form 20-F).

SUN MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS—(Continued)

THIRD QUARTER 2010

Table 3

Financial contractual obligations as of September 30, 2010

(in millions of Canadian dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years and more
Accounts payable and accrued charges	$131.4	$131.4	$—	$—	$—
Long-term debt	247.1	0.4	246.7	—	—
Interest on long-term debt (a)	42.0	17.0	25.0	—	—
Subordinated loans to Quebecor Media	212.0	—	—	212.0	—
Interest on subordinated loans	46.4	14.9	29.7	1.8	—
Derivative instruments (b)	101.4	—	101.4	—	—
Operating leases and other commitments	28.3	12.8	10.1	3.6	1.8

Total	$808.6	$176.5	$412.9	$217.4	$1.8

(a)	Estimated interest payable on long-term debt based on the hedged and unhedged interest rates and hedged foreign exchange rate as of September 30, 2010.
(b)	Estimated future disbursements, net of receipts, related to derivative financial instruments used for foreign exchange hedging.

Financial Instruments

Sun Media uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, temporary investments, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt and derivative financial instruments.

As of September 30, 2010, Sun Media was using derivative financial instruments to manage its exchange rate and interest rate exposure. The Company has entered into foreign-exchange forward contracts and cross-currency interest rate swap arrangements to hedge the foreign currency risk exposure on the entirety of its U.S. dollar-denominated long-term debt. Sun Media also uses interest rate swaps in order to manage the impact of interest rate fluctuations on other long-term debt. The Company does not hold or use any derivative financial instruments for trading purposes.

The fair value of derivative financial instruments is estimated using valuation models that project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of fair value of the derivative instruments by applying a credit default premium to a net exposure by the counterparty or by the Company (see Table 4).

Table 4

Fair value of derivative financial instruments

(in millions of dollars)

	September 30, 2010		December 31, 2009
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt	$(247.1)	$(247.2)	$(252.1)	$(232.4)
Derivative financial instruments
Interest rate swap	$(1.6)	$(1.6)	$(1.9)	$(1.9)
Cross-currency interest rate swaps and foreign exchange forward contracts on senior notes	$(89.0)	$(89.0)	$(86.7)	$(86.7)

Loss on valuations and translations of financial instruments for the third quarter 2010 are summarized in Table 5.

SUN MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS—(Continued)

THIRD QUARTER 2010

Table 5

Gain on valuation and translation of financial instruments

(in millions of dollars)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Loss on embedded derivatives and derivative instruments for which hedge accounting is not used	$0.7	$9.3	$1.1	$18.1
Gain on foreign currency translation of financial instruments for which hedge accounting is not used	(1.6)	(9.6)	(3.9)	(18.1)
Gain on the ineffective portion of fair value hedges	—	(0.2)	—	(2.0)

	$(0.9)	$(0.5)	$(2.8)	$(2.0)

No significant gain was recorded under other comprehensive income in the third quarter of 2010 in relation to cash flow hedging relationships ($0.2 million gain in 2009). A gain of $0.2 million was recorded under other comprehensive income in the nine months ended September 30, 2010 in relation to cash flow hedging relationships ($1.1 million gain in 2009).

RECENT ACCOUNTING DEVELOPMENTS IN CANADA

Beginning on January 1, 2011, Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to IFRS, as issued by the International Accounting Standards Board (“IASB”). For its 2011 interim and annual financial statements, the Company will be required to report under IFRS and to provide IFRS comparative information for the 2010 financial year.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. As part of the IFRS conversion project, the Company has established an implementation team that includes a project manager, senior levels of management from all relevant departments and subsidiaries, and a steering committee to oversee the project. An external expert advisor has also been hired to assist.

Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS conversion project has been established.

The conversion project consists of four phases.

“Diagnostic” Phase—This phase involved a detailed review and initial scoping of accounting differences between Canadian GAAP and IFRS, a preliminary evaluation of IFRS 1 exemptions for first-time IFRS adopters, and a high-level assessment of potential consequences on financial reporting, business processes, internal controls, and information systems.

“Design and Solutions Development” Phase—This phase involved prioritizing accounting treatment issues and preparing a conversion plan, quantifying the impact of converting to IFRS, reviewing and approving accounting policy choices, performing a detailed impact assessment and designing changes to systems and business processes, developing IFRS training material, and drafting IFRS financial statement content.

“Implementation” Phase—This phase involved embedding changes to systems, business processes and internal controls, determining the opening IFRS transition balance sheet and tax impacts, parallel accounting in 2010 under Canadian GAAP and IFRS, and preparing detailed reconciliations of Canadian GAAP to IFRS of the 2010 comparatives figures in the 2011 financial statements.

“Post-Implementation” Phase—This phase involves conversion assessment, evaluating improvements for a sustainable operational IFRS model, and testing the internal controls environment.

SUN MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS—(Continued)

THIRD QUARTER 2010

The Company has completed the diagnostic phase and the project design, has developed solutions for all of the important topics, and is executing its project implementation strategy. Comprehensive training has been given to key employees throughout the organization who will be affected by the changeover to IFRS, and the progress of the Company’s changeover plan continues to be communicated to internal and external stakeholders.

Management has assessed the exemptions from full retrospective application available under IFRS 1, First-Time Adoption of International Financial Reporting Standards, and their potential impacts on the Company’s financial position.

The significant transitional exemptions that the Company will elect and their related impacts in the opening balance sheet are as follows:

Exemption	Application of exemption
Business combinations	The Company will elect not to restate any business combinations that occurred prior to January 1, 2010. No impact is expected in the transitional balance sheet.

Employee benefits

On transition, the Company will elect to recognize immediately cumulative actuarial gains and losses arising from all of its defined benefit plans as at the transition date in opening retained earnings, with a corresponding increase in pension liabilities.

Borrowing costs

On transition, the Company will elect to capitalize borrowing costs as calculated under IFRS on qualifying assets prospectively beginning on the transition date. No impact is expected in the transitional balance sheet.

In addition to the elective exemptions described above, IFRS does not permit the retrospective application of IFRS in the determination of prior period estimates and the designation of hedging arrangements. As such, assumptions used to calculate estimates under Canadian GAAP will be used for the purpose of preparing the IFRS transitional balance sheet. In addition, hedge accounting will only be applied on transition to previously designated hedging relationships.

SUN MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS—(Continued)

THIRD QUARTER 2010

Management is in the process of completing the measurement of the expected material differences between IFRS and current accounting under Canadian GAAP. Differences in accounting policies adopted on and after transition to IFRS with respect to the recognition, measurement, presentation and disclosure of financial information, along with the related financial statement impacts, are expected to be in the following key accounting areas:

Key accounting area	Differences with potential impact for the Company
Presentation of financial statements (IAS 1)	Format variations and additional disclosures in the notes to financial statements are required under IFRS.

Property, plant and equipment (IAS 16)	Significant component parts of certain real estate are separately amortized over a shorter useful life. No impact is expected in the transitional balance sheet.

Impairment of assets (IAS 36)

Grouping of assets in cash generating units (CGUs) on the basis of independent cash inflows for impairment testing purposes, using a discounted cash flow valuation method in a single-step approach.

The change in methodology may result in additional asset impairments recognized on transition and in the future under IFRS than those otherwise recognized under Canadian GAAP.

Income taxes (IAS 12)

Recognition and measurement criteria for deferred tax assets and liabilities may differ.

Subsequent changes to deferred income taxes in the balance sheet related to transactions previously recorded in equity or other comprehensive income are also recorded directly in equity or Other Comprehensive Income (“OCI”) under IFRS as compared to through earnings under Canadian GAAP.

The opening balance sheet will also be adjusted for deferred tax consequences on IFRS differences arising from the conversion of other accounting standards.

SUN MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS—(Continued)

THIRD QUARTER 2010

Key accounting area	Differences with potential impact for the Company
Employee benefits (IAS 19)

Immediate recognition of vested past service costs to opening retained earnings at transition and to income subsequent to transition, whereas under Canadian GAAP, vested or unvested past service costs are recognized linearly over the estimated average remaining service lifetime of participating employees or recognized immediately in income as they are incurred in some cases.

After transition, the Company has chosen to recognize actuarial gains and losses as they occur in OCI, with no impact on income. Previously, under Canadian GAAP, actuarial gains and losses were amortized to income using the corridor method.

This change in accounting policy will result in the recognition of pension costs potentially different than otherwise recognized under Canadian GAAP.

The limit to which a net benefit asset can be recognized under certain circumstances (“asset ceiling”) under IFRS is calculated differently, which may result in the recognition of additional liabilities and a decrease in opening retained earnings at transition and in other comprehensive income in future reporting periods.

Business combinations and minority interests (IFRS 3R)

Non-controlling interests are recorded at fair value at the date of acquisition and are presented as a separate component of shareholders’ equity.

Acquisition-related and restructuring costs expensed as incurred and contingent consideration recorded at its fair value on acquisition date; subsequent changes in fair value of a contingent consideration classified as a liability recognized in earnings.

Changes in ownership interests in a subsidiary that do not result in a loss of control accounted for as equity transactions.

These differences may result in financial statement impacts prospectively from transition on the occurrence of a future business acquisition.

Related party transactions

Recognition and measurement criteria for related party transactions may differ under IFRS.

This will result in reclassifications within equity accounts in the opening balance sheet between contributed surplus and retained earnings.

Share-based payment (IFRS 2)

Liabilities related to share-based payments made to employees that call for settlement in cash or other assets are recognized at fair value at the initial grant date and re-measured at fair value at the end of each subsequent reporting period, as opposed to at intrinsic value under Canadian GAAP. Each instalment is accounted for as a separate arrangement.

This difference will increase other liabilities and compensation costs on transition and in subsequent reporting periods.

Provisions and contingencies (IAS 37)

A different threshold is used for the recognition of a contingent liability that could impact the timing of when a provision may be recorded. At transition, no impact is expected in the transitional balance sheet.

Hedge accounting (IAS 39)

The criteria used under IFRS in the assessment of hedge effectiveness are generally consistent with those under Canadian GAAP, except for some differences in specific cases, including the consideration of non-performance risk in hedge effectiveness tests.

On transition, the Company will continue applying hedge accounting to all of its hedging arrangements, where it is currently electing to use hedge accounting under current Canadian GAAP.

Management has implemented a system to accommodate parallel recording of financial information in accordance with IFRS as at the transition date and for each of the 2010 financial periods to be presented as comparative figures in its 2011 IFRS financial statements. Accounting and budget processes have been adapted accordingly to embed conversion solutions in the financial reporting system in anticipation of the changeover date.

The effects on information technology, data systems, and internal controls have also been assessed, and the Company does not expect that significant modifications will be necessary on conversion. It has also analysed the contractual and business implications of new policy choices on financing arrangements and similar obligations and under the current circumstances has not identified any contentious issues arising from the adoptions of IFRS.

SUN MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS—(Continued)

THIRD QUARTER 2010

Additionally, the Company has finalized its IFRS financial statement format in accordance with IAS 1, Presentation of Financial Statements.

The Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue issuing new accounting standards. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the applicable IFRS at the conversion date are known.

The Company’s IFRS conversion project is progressing according to schedule. As the project advances towards completion, the Company could alter its intentions and the milestones communicated at the time of reporting as a result of changes to international standards currently in development, or in light of new information or other external factors that could arise between now and when the changeover has been completed.

Forward-looking statements

This report contains forward-looking statements with respect to our financial condition, results of operations and business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may”, “will”, “expect”, “continue”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to be correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	general economic, financial or market conditions;

•	variations in the businesses of our local, regional or national advertisers and in our advertising revenue;

•	the intensity of competition within the newspaper industry and from other communications and advertising media and platforms and the fragmentation of the media landscape;

•	our ability to successfully restructure our operations to optimize their efficiency in the context of the changing newspapers industry;

•	labour disputes or strikes;

•	changes in our ability to obtain raw materials critical to our operations, such as newsprint, at reasonable prices;

•	exchange rate fluctuations that affect our ability to repay our U.S. dollar-denominated debt; and

•	interest rate fluctuations that affect our ability to repay our U.S. dollar-denominated debt, or that could have an impact on our accounting estimates.

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in this Quarterly Report and in Sun Media’s Annual Report on Form 20-F, for the fiscal year ended December 31, 2009, including under the section “Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. We disclaim any obligations to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents the Company may file with or furnish to the U.S. Securities and Exchange Commission, or the SEC.

SUN MEDIA CORPORATION

STATEMENTS OF INCOME

(In thousands of Canadian dollars)

(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
REVENUES	$188,476	$188,590	$585,799	$592,564
Operating expenses	150,486	152,179	463,074	487,892
Amortization	5,170	5,416	14,338	16,110
Financial expenses (note 2)	7,871	7,863	23,041	26,626
Gain on valuation and translation of financial instruments (note 3)	(899)	(588)	(2,809)	(2,006)
Restructuring of operations (note 4)	680	2,472	4,154	5,187
Equity loss on investments (note 6(c))	204	558	204	1,652

INCOME BEFORE INCOME TAXES	24,964	20,690	83,797	57,103

Income taxes
Current	1,661	—	9,542	—
Future	1,449	5,186	2,697	11,428

	3,110	5,186	12,239	11,428

NET INCOME	$21,854	$15,504	$71,558	$45,675

See accompanying notes to financial statements.

SUN MEDIA CORPORATION

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of Canadian dollars)

(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Net income	$21,854	$15,504	$71,558	$45,675

Other comprehensive income:
Gain on valuation of derivative financial instruments	6	199	249	1,061
Income taxes	(1)	(55)	(64)	(287)

	5	144	185	774

Comprehensive income	$21,859	$15,648	$71,743	$46,449

See accompanying notes to financial statements.

SUN MEDIA CORPORATION

STATEMENTS OF SHAREHOLDER’S EQUITY

(In thousands of Canadian dollars)

(Unaudited)

	Capital Stock (note 9)	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholder’s Equity
Balance as of December 31, 2008	$272,428	$591	$35,979	$(2,187)	$306,811
Net income	—	—	45,675	—	45,675
Dividends	—	—	(8,000)	—	(8,000)
Conversion of Quebecor Media subordinated loans to capital stock	49,500	—	—	—	49,500
Other comprehensive loss	—	—	—	774	774

Balance as of September 30, 2009	321,928	591	73,654	(1,413)	394,760

Net income	—	—	21,155	—	21,155
Other comprehensive loss	—	—	—	33	33

Balance as of December 31, 2009	321,928	591	94,809	(1,380)	415,948

Net income	—	—	71,558	—	71,558
Dividends	—	—	(127,000)	—	(127,000)
Indirect contribution from related company (note 10)	—	3,861	—	—	3,861
Acquisition of assets from a related company (notes 6(b) and 10)	—	(386)	—	—	(386)
Other comprehensive income	—	—	—	185	185

Balance as of September 30, 2010	$321,928	$4,066	$39,367	$(1,195)	$364,166

See accompanying notes to financial statements.

SUN MEDIA CORPORATION

STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars)

(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
CASH FLOWS RELATED TO OPERATING ACTIVITIES
Net income	$21,854	$15,504	$71,558	$45,675
Adjustments for:
Amortization of property, plant and equipment	3,257	3,421	9,179	11,674
Amortization of intangible and other assets	1,913	1,995	5,159	4,436
Gain on valuation and translation of financial instruments (note 3)	(899)	(588)	(2,809)	(2,006)
Amortization of financing costs and long-term debt discount (note 2)	374	361	1,111	1,078
Future income taxes	1,449	5,186	2,697	11,428
Equity loss on investments (note 6(c))	204	558	204	1,652
Other	(349)	499	(483)	647

	27,803	26,936	86,616	74,584
Net change in non-cash balances related to operating activities	(12,957)	13,378	(39,432)	15,571

Cash flows provided by operating activities	14,846	40,314	47,184	90,155

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(2,631)	(2,141)	(7,008)	(7,106)
Acquisition of intangible assets	(1,322)	(3,964)	(3,890)	(5,805)
Proceeds from disposal of tangible assets (note 10)	805	—	41,113	—
Acquisition of assets from a related company (note 6(b))	(3,000)	—	(3,000)	—
Sale of preferred shares of related companies (note 6(a))	590,000	—	590,000	199,750
Investment in preferred shares of related companies (note 6(a))	—	—	(590,000)	—
Investment in a company under common control (note 6(c))	(245)	—	(245)	—

Cash flows (used in) provided by investing activities	583,607	(6,105)	26,970	186,839

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Net change in bank indebtedness	—	—	—	(2,013)
Net repayments under revolving bank facilities	—	—	—	(9,997)
Increase in subordinated loan from related companies (note 6(a))	—	—	590,000	—
Repayment of subordinated loan from related companies (note 6(a))	(590,000)	—	(590,000)	—
Redemption of convertible obligations to related companies	—	—	—	(199,750)
Repayment of long-term debt	(100)	(100)	(300)	(300)
Dividends	—	—	(127,000)	(8,000)
Other	(31)	5	(56)	221

Cash flows used in financing activities	(590,131)	(95)	(127,356)	(219,839)

Increase (decrease) in cash and cash equivalents	8,322	34,114	(53,202)	57,155
Cash and cash equivalents – beginning of period	62,007	23,041	123,531	—

CASH AND CASH EQUIVALENTS—END OF PERIOD	$70,329	$57,155	$70,329	$57,155

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
NON-CASH FINANCING AND INVESTING ACTIVITIES
Conversion of Quebecor Media subordinated loans to common shares	$—	$—	$—	$49,500
ADDITIONAL INFORMATION
Cash interest payments on long-term debt	$7,263	$7,348	$15,059	$19,229
Cash interest payments on convertible obligations and subordinated loans	$19,209	$3,741	$53,458	$22,206
Cash income tax payments, net	$865	$—	$3,586	$25

See accompanying notes to financial statements.

SUN MEDIA CORPORATION

BALANCE SHEETS

(In thousands of Canadian dollars)

(Unaudited)

	September 30, 2010	December 31, 2009
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$70,329	$123,531
Accounts receivable (note 7)	117,410	121,892
Inventories	3,834	4,210
Prepaid expenses	4,652	4,562
Future income taxes	10,590	11,381

	206,815	265,576

Property, plant and equipment	88,954	91,715
Intangible assets	26,141	24,898
Other assets	18,081	17,969
Assets held for sale	—	35,136
Goodwill	770,931	770,931

	$1,110,922	$1,206,225

LIABILITIES AND SHAREHOLDER’S EQUITY
CURRENT LIABILITIES
Accounts payable and accrued charges (note 4)	$133,925	$183,987
Deferred revenue	17,215	18,203
Income taxes	7,563	703
Current portion of long-term debt (note 8)	400	400

	159,103	203,293

Long-term debt (note 8)	244,265	248,528
Derivative financial instruments	90,559	88,599
Other liabilities	26,443	26,391
Future income taxes	14,386	11,466
Subordinated loans from Quebecor Media	212,000	212,000

	746,756	790,277

SHAREHOLDER’S EQUITY
Capital stock (note 9)	321,928	321,928
Contributed surplus (notes 6(b) and 10)	4,066	591
Retained earnings	39,367	94,809
Accumulated other comprehensive loss	(1,195)	(1,380)

	364,166	415,948

	$1,110,922	$1,206,225

See accompanying notes to financial statements.

SUN MEDIA CORPORATION

NOTES TO FINANCIAL STATEMENTS

For the three-month and nine-month periods ended September 30, 2010

(In thousands of Canadian dollars, except for share information)

(Unaudited)

NATURE OF BUSINESS

Sun Media Corporation (“Sun Media” or the “Company”), a newspaper publishing company, is a subsidiary of Quebecor Media Inc. (“Quebecor Media”), itself a subsidiary of Quebecor Inc. The Company publishes urban daily newspapers, community newspapers, as well as other specialty publications in communities across Canada and maintains a number of online publications. Sun Media is also active in the newspaper, magazine and flyer distribution business. In addition, Sun Media provides a wide range of commercial printing and other related services to third parties through its national network of production and printing facilities.

1. BASIS OF PRESENTATION

These unaudited interim financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The same accounting policies have been used as described in the Company’s latest annual consolidated financial statements. However, these unaudited interim financial statements do not include all disclosures required under Canadian GAAP for annual financial statements and accordingly should be read in conjunction with the Company’s latest annual consolidated financial statements and the notes thereto. In the opinion of management, these financial statements contain all the adjustments considered necessary.

Sun Media’s business is seasonal due, among other factors, to seasonal advertising patterns and influences on people’s reading habits. Because the Company depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results.

References to Canadian dollars, Cdn$ and $ are to the currency of Canada, and references to U.S. dollars and US$ are to the currency of the United States.

Certain comparative figures for previous periods have been reclassified, in particular between revenues and operating expenses, to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2010.

2. FINANCIAL EXPENSES

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Interest on long-term debt	$4,113	$3,770	$11,756	$12,706
Interest on subordinated loans from Quebecor Media	3,701	3,701	11,101	12,813
Amortization of financing costs and long-term debt discount	374	361	1,111	1,078
Interest on subordinated loan from related companies	14,224	—	42,318	—
Interest on convertible obligations to related companies	—	—	—	8,750
Dividend income on preferred shares of related companies	(14,548)	—	(43,280)	(8,955)
Other	7	31	35	234

	$7,871	$7,863	$23,041	$26,626

SUN MEDIA CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the three-month and nine-month periods ended September 30, 2010

(In thousands of Canadian dollars, except for share information)

(Unaudited)

3. GAIN ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Loss on embedded derivatives and derivative instruments for which hedge accounting is not used	$719	$9,279	$1,057	$18,178
Gain on foreign currency translation of financial instruments for which hedge accounting is not used	(1,627)	(9,644)	(3,856)	(18,147)
Loss (gain) on the ineffective portion of fair value hedges	9	(223)	(10)	(2,037)

	$(899)	$(588)	$(2,809)	$(2,006)

4. RESTRUCTURING OF OPERATIONS

During the three-month period ended September 30, 2010, restructuring charges of $680 were recorded for restructuring initiatives of which $1,049 related to the elimination of positions, net of a recovered amount of $369. During the nine-month period ended September 30, 2010, restructuring charges of $4,154 were recorded for restructuring initiatives of which $4,884, related to the elimination of positions, net of a recovered amount of $730.

	Three months ended September 30		Nine months ended September 30
Continuity of restructuring cost payable	2010	2009	2010	2009
Beginning balance	$25,426	$10,002	$29,200	$20,784
Workforce reduction initiatives	1,049	1,909	4,884	4,624
Payments	(2,218)	(2,837)	(9,827)	(16,334)

Ending balance	$24,257	$9,074	$24,257	$9,074

5. PENSION PLANS

The Company maintains defined contribution and defined benefit pension plans for its employees. The total costs were as follows:

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Defined contribution pension plans	$409	$326	$1,212	$1,384
Defined benefit pension plans	2,653	2,169	7,958	6,431

Total benefit costs	$3,062	$2,495	$9,170	$7,815

SUN MEDIA CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the three-month and nine-month periods ended September 30, 2010

(In thousands of Canadian dollars, except for share information)

(Unaudited)

6. TRANSACTIONS WITH RELATED COMPANIES

(a) Investment in preferred shares of and subordinated loans issued to related companies

Quebecor Media Printing Inc.

On January 20, 2010, the Company entered into a tax consolidation transaction with Quebecor Media Printing Inc. (“Quebecor Media Printing”), a related company, whereby Quebecor Media Printing issued a subordinated loan with a maturity date of January 20, 2015 in the amount of $590,000 to Sun Media. The subordinated loan bears an interest rate of 11.0%, payable semi-annually on June 20 and December 20.

Concurrently, Sun Media used those proceeds to invest in $590,000 of preferred shares issued by Quebecor Media Printing at an annual cumulative dividend rate of 11.25%.

The Company’s investments in preferred shares are redeemable at the option of the issuer or retractable at the option of the Company at the paid-up value, are non-voting, and carry a fixed cumulative preferential dividend payable by the Company semi-annually.

On September 15, 2010, the Company sold its investment in Quebecor Media Printing preferred shares for an amount of $590,000 and used the proceeds to redeem its subordinated loan from Quebecor Media Printing for the same amount.

The following table summarizes the Company’s issuance (redemption) of its subordinated loan and its investment (sale) in Quebecor Media Printing preferred shares:

	Subordinated loan due in 2015	Quebecor Media Printing Preferred Shares
Balance—January 1, 2010	$—	$—
January 20, 2010	590,000	590,000
September 15, 2010	(590,000)	(590,000)

Balance—September 30, 2010	$—	$—

(b) Acquisition of assets from a related company

On July 31, 2010, the Company entered into an asset purchase agreement with Canoe Inc. (“Canoe”), a company under common control. The net cash consideration paid by the Company was $2,635, net of working capital liabilities assumed of $365. The purchase price allocations were attributed mainly to intangible assets, including software. The excess of the purchase price over the net book value of $386 was recorded as a reduction to contributed surplus (see note 10).

SUN MEDIA CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the three-month and nine-month periods ended September 30, 2010

(In thousands of Canadian dollars, except for share information)

(Unaudited)

(c) Equity investments in companies under common control

On September 23, 2010, the Company entered into a limited partnership agreement with TVA Group Inc. (“TVA”), a company under common control, to invest in and operate SUN TV News (the “Partnership”), in which TVA holds a 51% interest and Sun Media holds a 49% interest. SUN TV News will be a hard news/straight talk English specialty channel and is expected to launch in the first quarter of 2011. The investment is accounted for using the equity method of accounting.

During the quarter ended September 30, 2010, Sun Media made cash contributions to the Partnership of $245 and recorded an equity loss on its investment in SUN TV News of $204, resulting in an equity investment in SUN TV News of $41 as of September 30, 2010.

During the three and nine months ended September 30, 2009, the Company recorded equity losses on its 25% interest in SUN TV Company of $558 and $1,652, respectively.

7. ACCOUNTS RECEIVABLE

In the third quarter of 2010, the Company recognized tax credits of an estimated amount of $3,183 relating to a new tax credit program, based on management’s assessment of having reasonable assurance that it has complied with the conditions attached to the program and that the amount will be received. This amount represents management’s best estimate and is reflected as a reduction in operating expenses.

8. LONG-TERM DEBT

	September 30, 2010	December 31, 2009
Bank credit facilities	$37,954	$38,310
Senior notes	209,126	213,760

	247,080	252,070

Change in fair value related to hedged interest rate risk	(336)	(1,500)
Adjustment related to embedded derivatives	(68)	1,013
Financing fees, net of amortization	(2,011)	(2,655)

	244,665	248,928
Less: Current portion	(400)	(400)

	$244,265	$248,528

SUN MEDIA CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the three-month and nine-month periods ended September 30, 2010

(In thousands of Canadian dollars, except for share information)

(Unaudited)

9. CAPITAL STOCK

(a) Authorized capital stock

10,000,000,000 Voting Class A Common Shares, without par value;

10,000,000,000 Non-voting, redeemable Class B Preferred Shares, without par value;

10,000,000,000 Non-voting Class C Preferred Shares, without par value; and

100 Non-voting Class C Preferred Shares, Series 1.

The Class A Common Shares are voting, participating and entitle their holders to receive dividends as declared by the Board of Directors.

The Class B Preferred Shares are non-voting and redeemable at the option of the Company. Under certain circumstances, the Company has the right to purchase all or part of the then issued Class B Preferred Shares at its own option, or by mutual agreement with the holders of the then outstanding Class B Preferred Shares. The Class B Preferred Shares entitle their holders to receive a preferred non-cumulative dividend at a rate that shall be determined from time to time by the Board of Directors.

The Class C Preferred Shares are non-voting and are issuable in series. Terms and conditions of the Class C Preferred Shares are to be determined from time to time by the Board of Directors.

The Class C Preferred Shares, Series 1 are non-voting and redeemable at the option of the Company or of any holder of Class C Preferred Shares, Series 1. The Class C Preferred Shares, Series 1 entitle their holders to receive a fixed cumulative preferential dividend at a rate of 11.25% per share per annum.

(b) Issued and outstanding capital stock

	Class A Common Shares
	Number	Amount
Balance—December 31, 2009 and September 30, 2010	1,384,752	$321,928

10. CONTRIBUTED SURPLUS

As part of its restructuring initiatives, the Company sold certain tangible assets in the second quarter of 2010 for net proceeds of $40,308 and the excess over net book value of $3,861, net of related income taxes of $950, was recorded in contributed surplus.

On July 31, 2010, the Company entered into an asset purchase agreement with Canoe where the excess of the purchase price over the net book value of $386 was recorded as a reduction to contributed surplus (see note 6(b)).

SUN MEDIA CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the three-month and nine-month periods ended September 30, 2010

(In thousands of Canadian dollars, except for share information)

(Unaudited)

11. STOCK-BASED COMPENSATION

The following table provides details of changes to outstanding options of Sun Media employees in the stock-based compensation plan of Quebecor Media for the nine-month period ended September 30, 2010:

	Number	Weighted- Average Exercise Price
Outstanding options, as of December 31, 2009	604,302	$42.46
Granted	441,000	$46.48
Exercised	(82,654)	$40.90
Forfeited	(268,785)	$44.46
Transferred (1)	72,500	$43.04

Outstanding options, as of September 30, 2010	766,363	$44.30

Vested options, as of September 30, 2010	208,323	$42.35

(1)

Represents amounts for employees who were transferred from related companies. The Company’s accounting for the compensation expense of these stock options commenced from the date of the employees’ transfer.

During the three-month and nine-month periods ended September 30, 2010, stock-based compensation expense related to Quebecor Media’s stock-based compensation plan was recorded in the amount of $304 and $1,031, respectively (2009— net expense of $523 and $464, respectively).

12. SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES

The unaudited interim financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States (“U.S. GAAP”), as described below. The following tables set forth the impact of significant differences on the Company’s unaudited interim financial statements between Canadian and U.S. GAAP.

(a) Statements of income

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Net income as per Canadian GAAP	$21,854	$15,504	$71,558	$45,675
Adjustments:
Pension and post-retirement benefits (i)	491	(104)	1,471	(312)
Changes in fair value and ineffective portion of derivative instruments (ii)	(75)	(70)	(639)	(207)
Stock-based compensation (iii)	(200)	(600)	400	(2,700)
Other	(13)	(13)	(35)	(42)
Income taxes (v)	(109)	213	(378)	881

Net income as per U.S. GAAP	$21,948	$14,930	$72,377	$43,295

SUN MEDIA CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the three-month and nine-month periods ended September 30, 2010

(In thousands of Canadian dollars, except for share information)

(Unaudited)

(b) Statements of comprehensive income

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Comprehensive income as per Canadian GAAP	$21,859	$15,648	$71,743	$46,449
Adjustments to net income as per (a) above	94	(574)	819	(2,380)
Adjustments to other comprehensive income:
Pension and post-retirement benefits (i)	435	312	1,303	937
Income taxes on comprehensive income (v)	(115)	(83)	(347)	(250)

Comprehensive income as per U.S. GAAP	$22,273	$15,303	$73,518	$44,756

(c) Balance sheet data

	September 30, 2010		December 31, 2009
	CDN GAAP	U.S. GAAP	CDN GAAP	U.S. GAAP
Intangible assets	$26,141	$26,451	$24,898	$25,241
Other assets	18,081	3,309	17,969	3,275
Goodwill	770,931	767,508	770,931	767,508
Current liabilities	159,103	162,003	203,293	206,593
Future income tax liabilities	14,386	106	11,466	(3,141)
Long-term debt	244,265	243,891	248,528	247,515
Other liabilities	26,443	52,425	26,391	54,825
Contributed surplus (iv)	4,066	12,466	591	8,991
Retained earnings	39,367	21,364	94,809	75,987
Accumulated other comprehensive loss	(1,195)	(23,705)	(1,380)	(24,846)

The accumulated other comprehensive loss as of September 30, 2010 and December 31, 2009 is as follows:

	September 30 2010	December 31, 2009
Accumulated other comprehensive loss as per Canadian GAAP	$(1,195)	$(1,380)
Adjustments:
Pension and post-retirement benefits (i)	(33,195)	(34,498)
Income taxes on comprehensive income (v)	10,685	11,032

Accumulated other comprehensive loss as per U.S. GAAP	$(23,705)	$(24,846)

(i) Pension and post-retirement benefits

Under U.S. GAAP, Codification Topic 715, Compensation—Retirement Benefits, requires the recognition of the over-or under-funded positions of defined benefit pension and other postretirement plans on the balance sheet, along with a corresponding non-cash adjustment to be recorded in accumulated other comprehensive income (loss).

SUN MEDIA CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the three-month and nine-month periods ended September 30, 2010

(In thousands of Canadian dollars, except for share information)

(Unaudited)

Under Canadian GAAP, a company is not required to recognize over or under-funded positions. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from plan assets. U.S. GAAP does not provide for a valuation allowance against pension assets.

(ii) Derivative financial instruments

Since January 1, 2007, standards for hedge accounting under Canadian GAAP are similar to those under U.S. GAAP, as established by Codification Topic 815, Derivatives and Hedging.

However, under Canadian GAAP, certain embedded derivatives, such as early settlement options included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and therefore must be recorded at their fair value with changes in income. Under U.S. GAAP, those embedded derivatives are considered closely related to their host contract and do not have to be recorded separately at their fair values. Accordingly, the measurement of ineffective hedging relationships recorded in income under U.S. GAAP differs from the measurement under Canadian GAAP.

(iii) Stock-based compensation

Under U.S. GAAP, in accordance with Codification Topic 718, Compensation—Stock Compensation, the liability related to stock-based awards that call for settlement in cash or other assets must be measured at its fair value based on the fair value of stock option awards and is to be remeasured at the end of each reporting period. Under Canadian GAAP, the liability is measured and re-measured based on the intrinsic values of the stock option awards instead of at their fair values.

(iv) Related party transactions

The Company entered into a tax consolidation transaction with a related party through which tax losses were transferred between the parties. Under Canadian GAAP, the transaction resulted in the recognition of a deferred credit of $8,400 in 2006, and in a $7,739 and $661 reduction in the Company’s income tax expense in 2007 and 2008, respectively. Under U.S. GAAP, since this transaction related to an asset transfer between related parties, the difference between the carrying value of the tax benefits transferred and the cash consideration paid would have been recognized in contributed surplus.

(v) Income taxes

Under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while under U.S. GAAP, measurement is based on enacted tax rates.

Furthermore, under U.S. GAAP, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN48”), an interpretation of Codification Topic 740, Income Taxes. FIN48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Codification Topic 740 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under Canadian GAAP, there is no such interpretation and therefore the reserve related to income tax contingencies is not based on the same level of likelihood as prescribed by FIN48.

Other adjustments represent the tax impact of U.S. GAAP adjustments.

SUN MEDIA CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the three-month and nine-month periods ended September 30, 2010

(In thousands of Canadian dollars, except for share information)

(Unaudited)

(vi) Business combinations and non-controlling interests

The new provisions of Codification Topic 805, Business Combinations, adopted in 2009, apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008. Codification Topic 805 established guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date, and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. The adoption of these provisions has not yet created a material difference between Canadian and U.S. GAAP.

The rules under Codification Topic 810, Consolidation, also adopted in 2009, establish guidance on accounting for non-controlling interests and for transactions with non-controlling interest. Codification Topic 810 requires that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION

By:
Date: November 12, 2010	Name:	Kin-Man Lee
	Title:	Chief Financial Officer